BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2007. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 19, 2008.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Any statement contained in this annual Management Discussion and Analysis which does not constitute an historical fact, may be deemed a projection. Verbs such as “believe”, “foresee”, “estimate”, “expect” and other similar expressions appearing in this discussion and analysis generally indicate projections. These projections do not provide guarantees as to the future performance of Ballard and are subject to risks, both known and unknown, as well as uncertainties which may cause the outlook, profitability and actual results of Ballard to differ significantly from the profitability or future results stated or implied in these projections.

BUSINESS OVERVIEW

Ballard is recognized as a world leader in hydrogen fuel cell development. We are focused on the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications. A hydrogen fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis) with oxygen (from air), to produce electricity. It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source

Our strategy is to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in selected target markets. We are focused on our core competencies of proton exchange membrane (“PEM”) fuel cell design, development, manufacture, sales and service.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell stationary power products to customers in Japan.

In 2007, we continued to develop a sharper focus on our core fuel cell business and placed a heightened priority on power generation fuel cell growth markets. We also continued our ongoing assessment of the timeline to automotive fuel cell commercialization and the cost of our investment in the continued research and development of automotive fuel cells. As a result of this strategic review, we signed an agreement on November 7, 2007 with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) to sell our automotive fuel cell research and development assets (“the AFCC Transaction”).

The purpose of the AFCC Transaction was to decrease our investment in automotive fuel cell research and development due to its high cost, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues. The AFCC Transaction allows us to focus our efforts on the development and commercialization of fuel cells for non-automotive applications, such as materials handling, back-up power and residential cogeneration, while benefiting from the generation of revenues at positive margins through the provision of products and services to AFCC.

The AFCC Transaction, which was completed on January 31, 2008, builds on the sale of our electric drive operations to Siemens VDO Automotive Corporation (“Siemens VDO”) completed on February 15, 2007 and the transaction to sell our automotive fuel cell systems operations to Daimler and Ford, that we completed on August 31, 2005. These operations were not core to our PEM fuel cell stack strategy and had limited revenue potential and high cash consumption in the near term.

We believe we will obtain several benefits from the AFCC Transaction, including:

  A shortened timeline to profitability and a reduction in our annual operating cash consumption by approximately $15 million;

  A 30% reduction in the number of our outstanding shares;

  Reduced financing requirements;

  Revenue generation through the provision of contract technical services to AFCC, largely offsetting the loss of automotive engineering development revenue from Daimler and Ford;

  The right to use transferred automotive intellectual property rights in non-automotive applications;

  The right to use all intellectual property rights related to fuel cells developed by Daimler, Ford and their subsidiaries while we are a shareholder of AFCC in non-automotive applications;

  The retention of all of our manufacturing facilities and capabilities; and

  The right to pursue opportunities for fuel cells in certain bus applications.

Details of the AFCC Transaction are described more fully in the automotive segment section below and in our Management Information Circular dated December 13, 2007.

In 2007, we operated in three market segments:

1.	Power Generation: Fuel cell products and services for materials handling, back-up power and residential cogeneration markets;

2.	Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

POWER GENERATION

Over the past three years we have intensified our efforts on the development and commercialization of fuel cell products for the power generation segment. Our power generation segment is focused on the following growth markets: materials handling, backup power and residential cogeneration.

Materials Handling

Our materials handling market includes fuel cell products for industrial vehicles such as forklifts, automated guided vehicles (“AGV”) and ground support equipment (“GSE”). Our initial focus is on the Class 1, Class 2 and Class 3 battery powered forklift market and AGVs. We believe fuel cell driven electric forklift trucks can offer significant productivity gains in multi-shift operations when compared to incumbent battery technology. Our primary product for the materials handling market is the Mark9 SSL™ fuel cell product, which is applicable to higher power applications where at least 10 kW of power is required. For smaller applications, our Mark1020 ACS™ fuel cell product, our second generation air-cooled fuel cell product, may be used.

Our key initial customers are specialized system integrators that are working to achieve early penetration into the market by developing battery pack replacement fuel cell systems. We have been working with Plug Power Inc. (“Plug Power”), which has initiated or completed field trials with a number of end-users including Wal-Mart Stores, Inc., Bridgestone Firestone North America Tire, LLC, Sysco Corporation, H.E. Butt Grocery Company and Nissan North America, Inc. These trials are the first step in the sales process to end users. Several of Plug Power’s customers have completed the first phase of deployment of the technology and are now moving to larger trials, for which we are supplying our Mark 9 SSL™ fuel cell product. We are also supplying fuel cell products to other system integrators. For example, in early 2008 we signed a two-year supply agreement with Danish system integrator H2 Logic A/S, to supply fuel cell products for the materials handling market.

In 2007, we initiated a new program with Exide Technologies (“Exide”) for the development of an onboard fuel cell recharger for a Class 1 forklift truck. We anticipate that the first prototype should be completed in 2008, with a small field trial of the technology being completed with an end-user in late 2008 or early 2009. Exide is one of the largest distributors of batteries for the industrial materials handling market. Under our agreement, we anticipate that Exide will meet all of its fuel cell needs in the materials handling market over the next five years exclusively with our fuel cell products.

In 2007, we shipped 204 fuel cell products to support this market, up from 147 units in 2006. Shipments represent fuel cell products sold.

Backup Power

Our back-up power market focuses on the telecommunications industry, currently dominated by batteries. With increasing demand for more reliable communications networks and longer duration back-up time, we believe fuel cell products offer significant operating cost savings to the end user. In some geographic regions such as the EU and U.S., regulatory pressure on telecommunications service providers for infrastructure back-up time of eight hours or longer is, we believe, creating greater interest in fuel cells as a preferred back-up power solution. The Mark 1020 ACS™ fuel cell product is our primary product to support the early commercialization of fuel cell products in the back-up power market.

In 2006, we supplied a small number of Mark 1020 ACS™ fuel cell products to potential customers for evaluation and testing purposes. We also entered into a funded U.S. Government contract to develop and demonstrate an extended duration back-up power solution for the U.S. Department of Homeland Security Continuity of Operations (COOP) in collaboration with Plug Power. In 2007, we entered into a second phase of this contract (COOP2) to continue the development of the product in collaboration with Plug Power and to significantly reduce the cost of fuel cell products for volume commercialization. We also entered into a two-year supply agreement with Dantherm Air Handling A/S to supply 646 kW of Mark 1020 ACS™ fuel cell products.

In 2007, we shipped 200 fuel cell products to support this market, up from nil units in 2006. Shipments represent fuel cell products sold.

Residential Cogeneration

EBARA BALLARD has been manufacturing and delivering 1kW fuel cell cogeneration systems for residential use since 2005 under the Japanese government’s Large Scale Monitoring Program, which provides subsidies for the installation of residential fuel cell cogeneration systems. Powered by our Mark1030™ fuel cell product, the system is designed to generate primary electricity requirements for homes while also providing hot water using by-product heat from the fuel cell. This will allow homeowners to cut their primary energy consumption by 20 to 30%, and their greenhouse gas emissions by 30 to 40%, compared to conventional heat and electrical generation devices such as hot water combustion boilers.

The Japanese government, through its national energy policy and market subsidies, actively supports the commercialization of residential fuel cell cogeneration systems. Since 2005, the government has sponsored the Large Scale Monitoring Program for the installation of fuel cell cogeneration systems, supported by annual budgets of $26,000,000, $32,000,000 and $29,000,000 in 2005, 2006 and 2007, respectively. Given Japan’s focus on Kyoto Protocol targets for reduced CO2, and heavy reliance on imported petroleum energy, we believe that residential fuel cell cogeneration will remain a key component of Japan’s energy strategies.

We expect the Large Scale Monitoring Program to extend through 2008, followed by transition to the early commercial phase in 2009. EBARA BALLARD is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product. Our success will depend upon our ability to significantly reduce product costs and enhance system durability and reliability.

In 2007, we shipped 445 fuel cell products to support this market, up from 315 units in 2006. Shipments represent fuel cell products sold.

AUTOMOTIVE

In November, we announced that we entered into the AFCC Transaction with Daimler and Ford. This agreement, which successfully closed on January 31, 2008, provides for the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private company, AFCC Auto Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, on closing in January 2008:

  We transferred to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2 million in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford and 112 personnel. In exchange, AFCC assumed Ballard’s automotive fuel cell warranty liabilities and issued to Ballard a 100% equity interest in AFCC.

  We then transferred to Daimler and Ford 80.1% of the outstanding shares of AFCC, ownership of Ballard’s automotive patents, a royalty-free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications, and $58 million in cash. We funded this $58 million and the $2 million above from our existing cash equivalents and short-term investments. Daimler and Ford then transferred this $58 million plus an additional $60 million of Daimler and Ford’s cash to AFCC. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares, one of our Class A shares and one of our Class B shares, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares have been valued at $173.9 million, or $5.08 per share, after consideration of the average quoted market price of our common shares around the announcement date and the formal valuation report prepared by TD Securities Inc. These shares were then cancelled.

  Ballard maintains a 19.9% interest in AFCC. This 19.9% interest is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, will purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain other events occur. We will have no obligation to fund any of AFCC’s operating expenses. Our investment in AFCC will be carried at cost.

  Ballard and AFCC have also entered into a number of service agreements under which Ballard will provide AFCC with contract manufacturing services and with testing, engineering and administrative support services on a time and materials basis, at a positive margin. In addition, we will be leasing to AFCC, on a cost-recovery basis, some of our facilities.

  Upon completion of the AFCC Transaction, we will no longer be directly involved in automotive fuel cell research and development. However, under the Transaction, we have retained the right to continue to develop fuel cell modules for large buses (other than Daimler and Ford branded large buses), as well as shuttle buses in Canada for use by transit authorities.

As part of the AFCC Transaction, we have terminated our automotive alliance agreement with Daimler and Ford that had defined our respective responsibilities for automotive fuel cell development work. In addition, the AFCC Transaction also cancelled Daimler and Ford’s special voting and veto rights held by their appointees to our board of directors, as well as their rights to four seats on our board.

We recorded a gain of approximately $100 million in January 2008 on the closing of the AFCC Transaction. The estimated gain is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments. For tax purposes, we expect to utilize approximately $13 million of our Canadian losses from operations and approximately $65 million of our Canadian capital losses on the closing of the transaction (see note 15 to the consolidated financial statements).

We have reclassified the assets and liabilities relating to the AFCC Transaction to assets and liabilities held for sale (see note 2 to the consolidated financial statements). However, as we will have significant continuing involvement with AFCC and the automotive segment post closing, the historic results of this segment will continue to be reported in our results from continuing operations.

After the AFCC Transaction, our automotive segment will focus on the following supporting business markets: buses and contract technical and manufacturing services.

Buses

The addressable market for fuel cell buses today is comprised of transit buses, which offer several advantages over automobiles for the adoption of fuel cell technology. Buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements. Transit buses are government-subsidized, enabling the purchase of pre-commercial fleets. In addition, their design volume and drive cycle requirements are less restrictive.

The first shipment of our sixth generation HD6™ fuel cell module, utilizing Mark 1100™ fuel cell products occurred at the end of November 2007. On August 3, 2007 BC Transit announced the contract award for the supply of up to 20 fuel cell hybrid buses to be delivered in late 2009. These buses will begin revenue operation in Whistler, British Columbia just before the 2010 Winter Olympic Games. The consortium of New Flyer Industries (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

On November 13, 2007 the City of London, England announced the contract award for the supply of five fuel cell hybrid buses to be delivered in 2009. These buses will begin revenue service in London in 2010. The consortium of Wrights Bus Ltd. (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

We will continue to provide service support for our existing fifth generation P5™ bus fleets as well as seeking new opportunities in other markets including electrified light rail transit, yard-switching locomotives and power for passenger ferries while they are in harbour.

Contract Technical and Manufacturing Services

In conjunction with the AFCC Transaction, we have entered into a technical services agreement with AFCC under which we expect to provide AFCC with manufacturing, testing and other engineering services at positive margins. We will manufacture for AFCC, the fuel cell products required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs.

We will provide manufacturing engineering services and manufacture experimental and prototype fuel cell products and modules for AFCC’s research and product development requirements. We will provide AFCC with both failure analysis and fuel cell test stand maintenance. We will also provide services in the area of engineering simulation and modeling. The agreement has a term of five years, but may be terminated by either party on one year’s written notice.

We have also entered into an administrative services agreement with AFCC for a transition period of six months from January 31, 2008, under which we provide short-term finance, human resources, information technology and other administrative support to AFCC at positive margins. AFCC is entitled to extend the term of the agreement for a further six months, and with our consent for a further extension of 12 months. Amounts earned under the administrative services agreement will either be recorded as other income or as a reduction to operating expense, depending on the nature of the administrative service provided.

MATERIAL PRODUCTS

We develop, manufacture and sell carbon based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers. A major application of carbon fiber fabrics is as a friction surface in torque converters for light vehicle automatic transmissions. Two automotive manufacturers incorporate our carbon fabric in over 5,000,000 transmissions where its unique characteristics provide the enabling technology for improved fuel economy and operational smoothness. We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. In 2006, we were awarded a four-year extension, valued at more than $40,000,000, to our exclusive supply contract for this product.

Beyond automatic transmissions, we supply carbon fiber friction materials for use in wet brake systems for off road heavy duty construction and mining equipment. To grow and diversify in this market, we are working with a number of Tier 1 and Tier 2 automotive suppliers to develop and incorporate our carbon fiber products in new drivetrain applications.

A GDL is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards toe electrocatalyst. The quality of the GLD plays an important role in the overall performance and cost of a fuel cell. Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable membrance electrode assembly (“MEA”s) to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are AvCarb™ P-50 and AvCarb™ P-50T, which include a Teflon® coating. Since 2002, we have added a precision carbon coating capability. We supply several of the major players in the fuel cell industry, and we use our GDLs in several of our fuel cell products. We have also received funding to develop and qualify GDLs for phosphoric acid fuel cells used in stationary power applications. Product qualification will begin in 2008.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)
	2007	2006	2005
		(restated)	(restated)
Product and service revenues	$43,352	$36,535	$34,117
Engineering development revenue	22,180	13,288	8,131
Total revenues	$65,532	$49,823	$42,248
Net loss	$(57,302)	$(181,137)	$(86,983)
Net loss per share	$(0.50)	$(1.60)	$(0.73)
Loss from continuing operations	$(56,809)	$(56,994)	$(62,990)
Loss per share from continuing operations	$(0.50)	$(0.50)	$(0.53)
Operating cash consumption	$(38,063)	$(51,405)	$(83,342)
Cash, cash equivalents and short-term investments	$145,574	$187,072	$233,033
Total assets	$298,691	$356,268	$527,329
[1]	Operating cash consumption is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

OVERVIEW OF 2007 RESULTS

In 2007, our revenues grew 32% to $65.5 million from $49.8 million in 2006, exceeding the high end of our guidance range of $55 to $65 million. We reduced operating cash consumption (see non-GAAP measures section) by 26% to $38.1 million from $51.4 million in 2006, bettering the low end of our guidance range of $40-$50 million.

In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction (discussed above) in January 2008 have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services to this segment subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See Note 2 to the consolidated financial statements.

On February 15, 2007, we completed the sale of our electric drive operations in Dearborn, Michigan. We have presented the results of these operations as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management’s discussion and analysis. On closing of this transaction, we ceased to consolidate the results of these operations. See Note 3 to the consolidated financial statements.

Our revenues for the year ended December 31, 2007, increased 32% to $65.5 million, compared to $49.8 million in 2006. During 2007, product and service revenues increased $6.8 million, or 19%, and engineering development revenue increased $8.9 million, or 67%, compared to 2006. Product and service revenues totaled $43.4 million for 2007 with product revenues of $29.4 million and service revenues of $14.0 million, compared to product revenues of $24.0 million and service revenues of $12.6 million in 2006. The increase in product revenues of $5.4 million was driven by higher shipments of carbon fiber, automotive fuel cell and power generation fuel cell products. Service revenues relate to our contracts to provide field service for fuel cell buses, along with non-recurring engineering services. The increase in service revenues of $1.4 million is primarily due to increased engineering services related to power generation government contracts combined with increased automotive fuel cell service work partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $8.9 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

Our net loss for the year ended December 31, 2007 decreased 68% to $57.3 million, or ($0.50) per share, compared with a net loss of $181.1 million, or ($1.60) per share, in 2006. The net loss for the year of 2007 includes a loss from discontinued operations of $0.5 million, reflecting operating losses from our electric drive operations of $3.4 million partially offset by a net gain of $2.9 million, due primarily to employee future benefit plan curtailments. The net loss for 2006 includes a loss from discontinued operations of $124.1 million, or ($1.10) per share, relating to the announced sale of the electric drive business in 2006 and reflecting write-downs of goodwill and capital assets of $111.4 million and operating losses of $12.8 million.

Our loss from continuing operations for year ended December 31, 2007 was $56.8 million, or ($0.50) per share, compared to $57.0 million, or ($0.50) per share, for 2006. The primary reasons for the $0.2 million lower loss in 2007 were increases in foreign exchange gains of $8.7 million, increases in engineering development revenues of $8.9 million and improvements in product and service gross margins of $3.0 million, partially offset by increases in operating expenses of $13.8 million and the write-down of the investment in Advanced Energy Inc. (“Advanced Energy”) of $4.6 million. Improved margins of $3.0 million were driven by increased volumes of carbon fiber products and higher power generation non-recurring engineering services related to government contracts with the U.S. Department of Defense partially offset by a decline in field service margins on fuel cell buses due to the expiration of service contracts. The increase in operating expenses of $13.8 million was driven by an increase in research and development expenses, reflecting increased investment to build capability and capacity for growth in such areas as our fuel cell buses and power generation fuel cell programs, combined with the effect of a stronger Canadian dollar, relative to the U.S. dollar, and severance and related costs recorded in general and administrative expense of approximately $4.1 million incurred in conjunction with the announcement of the AFCC Transaction.

Operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2007 decreased 26% to $38.1 million, compared to $51.4 million in 2006. The $13.3 million improvement in operating cash consumption over the prior year was driven by foreign exchange gains, the sale of our electric drive operations in the first quarter of 2007, higher margins and engineering development revenue and lower capital expenditures partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the years ended December 31, 2007 and 2006, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2007 and 2006 were reduced by a net amount of $8.9 million and $5.8 million, respectively. The reductions in accrued warranty liabilities in 2007 and 2006 were primarily due to cost reductions, contractual expirations and improved lifetimes of our automotive fuel cells.

As at December 31, 2007 and 2006, we have reclassified accrued warranty liabilities of $1.9 million and $8.1 million, respectively, to current liabilities held for sale as a result of the AFCC Transaction.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2007 and 2006, inventory provisions of $1.4 million and $1.7 million, respectively, were recorded as a charge to cost of product and service revenues. In addition, during 2007 and 2006, inventory provisions of nil and $0.6 million, respectively, were recorded as a charge to research and development due to changes in prototype specifications, which resulted in inventory obsolescence.

As at December 31, 2007 and 2006, we have reclassified inventory of $0.1 million and $0.3 million, respectively, to current assets held for sale as a result of the AFCC Transaction.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. As mentioned above, during the third quarter of 2007, we recorded a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds received on sale in the fourth quarter of 2007. During the year ended December 31, 2006, no write-downs of our investments were recorded; however, during the second quarter of 2006, we disposed of our investment in QuestAir Technologies Inc. (“QuestAir”) for a loss of $0.6 million.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2007, we recorded a $1.4 million charge to amortization expense for patents which we no longer use. During the year ended December 31, 2006, we recorded a $103.4 million write-down of goodwill associated with the disposition of our electric drive business, described above. This write-down was recorded through loss from discontinued operations.

As at December 31, 2007 and 2006, we have reclassified intangible assets of $10.2 million and $11.9 million, respectively, to long-term assets held for sale as a result of the AFCC Transaction. In addition, we have reclassified goodwill of $3.8 million for both 2007 and 2006 to long-term assets held for sale.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Company.

Comprehensive Income; recognition and measurement of financial instruments

In 2007, the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for comprehensive income (CICA Handbook Section 1530), for equity (CICA Handbook Section 3251), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. The impact of implementing these new standards changed the presentation of our consolidated financial statements but did not have a material impact on assets and liabilities recorded on our consolidated balance sheet (see note 20 to the consolidated financial statements).

Financial instruments – disclosure; presentation

In 2007, we elected to early adopt the new recommendations of the CICA for financial instrument disclosures (CICA Handbook Section 3862 and 3863), which are consistent with IFRS 7. The impact of implementing these new standards resulted in incremental disclosures with an emphasis on risks associated with both recognized and unrecognized financial instruments to which we were exposed during the period and at the balance sheet date, and how we manage those risks (see note 20 to the consolidated financial statements).

Inventories

In 2007, we elected to early adopt the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. We were not materially impacted by the implementation of this new standard (see note 6 to the consolidated financial statements).

Accounting changes

In 2007, the recommendations of the CICA for accounting changes (CICA Handbook Section 1506) apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are allowed only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. We are not currently materially impacted by the new recommendations.

Accounting for Uncertainty in Income Taxes

In 2007, under U.S. GAAP, the Company is required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes. We were not materially impacted by the implementation of this Interpretation.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2007 were $65.5 million, a $15.7 million, or 32% increase from 2006, reflecting increases in engineering development revenue of 67% and product and service revenues of 19%.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)				Years Ended December 31,
	2007			2006			2005
	Product			Product			Product
	and	Engineering	Total	and	Engineering	Total	and	Engineering	Total
	Service	Development		Service	Development		Service	Development
Power Generation	$13,033	$6,399	$19,432	$7,314	$5,972	$13,286	$5,096	$1,941	$7,037
Automotive	16,254	15,781	32,035	17,764	7,316	25,080	17,322	6,190	23,512
Material Products	14,065	-	14,065	11,457	-	11,457	11,699	-	11,699
	$43,352	$22,180	$65,532	$36,535	$13,288	$49,823	$34,117	$8,131	$42,248

Power Generation product and service revenues for the year ended December 31, 2007 increased $5.7 million, or 78%, compared to the same period in 2006. Higher non-recurring engineering service revenues for government contracts in the materials handling and backup power markets primarily drove the increase in the year. Increased unit sales of cogeneration, materials handling and backup power fuel cell products, partially offset by lower pricing, also contributed to the increase.

Power Generation engineering development revenues for the year ended December 31, 2007 increased $0.4 million, or 7%, compared to 2006. Amounts are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses.

Automotive product and service revenues for the year ended December 31, 2007 decreased $1.5 million, or 9%, compared to the same period in 2006. Increased automotive fuel cell product shipments were offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. Automotive service revenues are primarily earned from our field service activities supporting fuel cell buses in Europe, Australia and China.

Automotive engineering development revenue for the year ended December 31, 2007 increased $8.5 million, or 116%, compared to 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for year ended December 31, 2007 increased $2.6 million, or 23%, compared to the same period in 2006, due primarily to increased customer volumes.

Power Generation revenues for the year ended December 31, 2006 increased by $6.2 million, or 89%, compared to the same period in 2005, due primarily to engineering development revenues in 2006 under our 1kW residential cogeneration fuel cell program. This revenue reflects the percentage of completion of the development program for our customer, the related costs of which are included in research and development expenses. Power Generation product and service revenues for 2006 increased by $2.2 million, or 44%, compared to 2005, due to higher sales of our Mark 9 SSL™ fuel cells, primarily for the materials handling market, and our 1kW residential cogeneration fuel cells.

Automotive product and service revenues for the year ended December 31, 2006 increased $0.4 million, or 3%, from the same period in 2005. Year over year automotive service revenues increased $4.9 million while automotive product revenue declined $4.5 million. Automotive service revenues increased due to our field service activities supporting fuel cell powered buses in Europe, China and Australia. Automotive product revenues declined due to our sale of BPSAG in 2005, which recorded automotive systems product revenues of $6.1 million during 2005, but were partially offset by an increase of $1.6 million in revenue from our automotive fuel cell products.

Automotive engineering development revenue for the year ended December 31, 2006 was $7.3 million, an increase of $1.1 million, or 18%, compared to 2005. The increase in automotive engineering development revenue year over year reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for the year ended December 31, 2006 decreased by $0.2 million, or 2%, compared to 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

Cost of product and service revenues for the year ended December 31, 2007 were $25.1 million, an increase of $3.8 million, or 18%, compared to the same period in 2006. The $3.8 million increase for the year was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the materials handling market partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts.

The decline in field service costs for fuel cell buses is as expected, as the field trials are winding down. Cost of product and service revenue was also affected by the reduction of warranty provisions of $8.9 million in 2007 compared to $5.8 million in 2006. The reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells.

Gross margins on product and service revenues improved in 2007 to $18.3 million, compared to $15.3 million in 2006. This increase was driven by the above reductions in warranty provisions mentioned above combined with increased volumes in our carbon fiber products, partially offset by lower gross margins in our Power Generation segment as increased volumes were offset by lower sales prices, and lower gross margins in our Automotive segment as declines in field service for buses offset increased margins on automotive fuel cell products.

Cost of product and service revenue for the year ended December 31, 2006 was $21.2 million, a decrease of $4.7 million or 18% compared to 2005. The decrease in cost of product and service revenue primarily resulted from lower automotive systems product revenues and manufacturing efficiency gains in our Material Products segment, partially offset by increased volumes of Power Generation product sales. Gross margins improved on product and service revenues for our Automotive and Material Products segments for the year ended December 31, 2006. Cost of product and service revenue was also affected by the reduction of warranty provisions of $5.8 million in 2006 compared to $10.5 million in 2005. The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

Research and product development expenses for the year ended December 31, 2007 were $58.5 million, an increase of $6.2 million, or 12%, compared to the same period in 2006. The increase in expenditures, compared to 2006, related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in building capability and growth capacity. Our investment in building capability and growth capacity primarily reflects increased expenditures for our fuel cell buses and power generation fuel cell programs.

Included in research and product development expenses for the year ended December 31, 2007 were costs of $25.3 million, compared to $22.9 million in 2006, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

Research and product development expenses for the year ended December 31, 2006 were $52.3 million, a decrease of $12.6 million, or 19%, compared to 2005. The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $16.2 million of research and product development costs during 2005. Offsetting the impact of the sale of BPSAG were increases in expenditures for our automotive fuel cell during 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to 2005. Included in research and product development expenses for the year ended December 31, 2006 were costs of $22.9 million, compared to $17.7 million in 2005, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue from continuing operations.

General and administrative expenses for the year ended December 31, 2007 were $19.7 million, an increase of $6.5 million, or 49%, compared to the same period in 2006. The overall increase is due primarily to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction, the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, and a onetime commodity tax refund received in 2006.

General and administrative expenses for the year ended December 31, 2006 were $13.3 million, a decrease of $2.2 million, or 14%, compared to the same period in 2005. The year over year decline in general and administrative expenses is primarily due to several non-recurring events during the year ended December 31, 2005 related to severance, consulting costs, cost reduction initiatives that were implemented in late 2005 and our sale of BPSAG in the third quarter of 2005, partly offset by the effect of a stronger Canadian dollar relative to the U.S. dollar.

Marketing and business development expenses for the year ended December 31, 2007 were $8.3 million, an increase of $1.1 million, or 15%, compared to the same period in 2006. The overall increase is primarily due to increased marketing development support for our Power Generation markets combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Marketing and business development expenses for the year ended December 31, 2006 were $7.2 million, a $1.0 million, or 16%, increase compared to the same period in 2005. The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

Depreciation and amortization was $15.7 million for the year ended December 31, 2007, a decrease of $0.7 million, or 4%, compared to the same period in 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization. We also stopped recording depreciation and amortization expense in November 2007 on the long-lived assets included in the AFCC Transaction and reclassified them to assets held for sale due to our decision to dispose of the assets at that time. This overall decline in depreciation and amortization expense for 2007 was partially offset by a $1.4 million charge to amortization expense for patents that we no longer use.

Depreciation and amortization was $16.4 million for the year ended December 31, 2006, a decrease of $1.6 million, or 9%, compared to the same period in 2005. Depreciation and amortization declined as some assets became fully depreciated or amortized during 2006.

Investment and other income was $16.9 million for the year ended December 31, 2007, compared to $9.9 million for the corresponding period in 2006.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
	2007	2006	2005
Investment and miscellaneous income	$8,207	$9,913	$7,879
Foreign exchange gain	8,726	19	3,344
Investment and other income	$16,933	$9,932	$11,223

Investment and other income, excluding foreign exchange gain, was $8.2 million for the year ended December 31, 2007, a decrease of $1.7 million, or 17%, compared to the same period in 2006. The decrease in investment income was a result of lower average cash balances in 2007 compared to 2006 combined with declining interest rates in the last half of 2007. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During the year ended December 31, 2007, the investment market was negatively impacted by concerns about the U.S. sub-prime mortgage market and the resulting impact on liquidity in the asset-backed commercial paper markets. We have reviewed our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange gains for 2007 resulted primarily from the strengthening of the Canadian dollar during the year. Compared to the U.S. dollar, the Canadian dollar has strengthened from 1.17 at December 31, 2006 to 1.06 at June 30, 2007 to 0.99 at December 31, 2007. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 20 to the consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance and for information about the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

The year-over-year increase in investment and other income, excluding foreign exchange gain in 2006 over 2005 was due to higher Canadian and U.S. interest rates, partly offset by the effect of lower average cash balances. The year-over-year decrease in foreign exchange gains is a result of movements in the Canadian dollar relative to the U.S. dollar on our net monetary assets and liabilities.

Loss on disposal and write-down of long-lived assets were $4.6 million for the year ended December 31, 2007, compared to $0.8 million and $0.2 million for the corresponding periods in 2006 and 2005, respectively. The expense in 2007 is a result of a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. The expense in 2006 is a result of a loss on disposal of our investment in QuestAir of $0.6 million combined with write-downs for obsolete and non-functioning capital assets of $0.2 million.

Gain (loss) on assets held for sale were nil for the years ended December 31, 2007 and 2006, compared to a gain of $18.3 million in 2005 on the sale of BPSAG.

Equity in loss of associated companies was $7.4 million for the year ended December 31, 2007, compared to $7.0 million and $3.7 million for 2006 and 2005, respectively. The equity losses relate to our share of the losses of EBARA BALLARD. The increase in EBARA BALLARD’s residential cogeneration market development activities has resulted in increased equity losses for 2007 compared to 2006 and 2005.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $145.6 million as at December 31, 2007, a decrease of $41.5 million from the end of 2006. The decrease was primarily driven by net losses (excluding non-cash items) of $18.0 million, working capital cash outflows of $13.7 million and capital expenditures of $6.4 million.

For the year ended December 31, 2007, working capital requirements resulted in cash outflows of $13.7 million compared to $12.3 million for the corresponding period in 2006. In 2007, cash outflows of $13.7 million were impacted by higher accounts receivable of $4.1 million due to higher fourth quarter engineering development revenue compared to the prior year and the timing of collections of our product and engineering development revenues, combined with increased working capital requirements of $4.6 million related to assets and liabilities held for sale. The $4.6 million cash outflow from current assets and current liabilities held for sale primarily represent lower accrued warranty liabilities to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Cash outflows from accounts payable and accrued liabilities of $1.5 million were primarily due to the timing of payments combined with lower accrued liabilities as a result of settlement in the year of previously disputed amounts, partially offset by increased employee bonus accruals. Cash outflows also related to lower accrued warranty liabilities of $1.2 million as a result of expenditures to service our bus fuel cells and warranty adjustments. Lower deferred revenue of $1.6 million due to the completion of services and revenue recognition on pre-funded contracts, and higher prepaid expenses of $0.5 million related to information technology licenses and services, both contributed to cash outflows in 2007.

For the year ended December 31, 2006, working capital requirements resulted in cash outflows of $12.3 million compared to $17.3 million for the corresponding period in 2005. In 2006, working capital outflows were driven by lower accrued warranty liabilities of $3.7 million arising from expenditures to service our bus fuel cells, along with warranty adjustments for expirations and lower projected costs. Cash outflows from accounts payable and accrued liabilities of $3.0 million were primarily due to payments for amounts due under a Canadian governmental development program and the reduction of taxes payable, partially offset by increases in other accrued liabilities including compensation accruals. Cash outflows related to inventory were $2.3 million and reflect prototype production purchases for our automotive fuel cells. Higher accounts receivable balances of $1.6 million were the result of higher fourth quarter revenues compared to the prior year and timing of collections of our product and engineering development revenues. The above working capital outflows were partially offset by an increase in receipts for deferred revenue of $1.4 million related to our automotive service contracts. In addition, during 2006 we had higher working capital requirements of $2.9 million related to assets and liabilities held for sale.

Investing activities resulted in cash inflows of $19.6 million for the year ended December 31, 2007, compared to cash outflows of $50.8 million during the corresponding period in 2006. Changes in short-term investments resulted in cash inflows of $29.4 million in 2007, compared to cash outflows of $41.6 million for 2006. Balances changed between cash equivalents and short-term investments as we made investment decisions with regard to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to funding requirements to close the AFCC Transaction in January 2008. Capital spending of $6.4 million in 2007 and $8.7 million in 2006 was primarily for manufacturing, test stands and computer equipment. During 2007, we sold our investment in Advanced Energy for proceeds of $0.5 million, disposed of net assets of $1.8 million related to the finalization of the sale of our electric drive business and incurred $2.6 million in deferred transaction costs on the AFCC Transaction. In addition, the cash flows used for other investing activities of $3.3 million in 2007 represent additional investments in EBARA BALLARD of $8.4 million and in Chrysalix Energy Limited Partnership of $0.2 million, offset by licensing cash receipts from EBARA BALLARD of $5.3 million, in accordance with previously agreed to funding commitments. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment in 2006 of $0.8 million in Chrysalix Energy Limited Partnership.

Financing activities resulted in cash inflows of nil for the year ended December 31, 2007, compared to $5.9 million for the corresponding period in 2006. Financing activities for 2006 relate to equity funding received from EBARA Corporation (“EBARA”).

As at February 19, 2008, we had 80,996,676 common shares issued and outstanding. Also at that date, we had stock options to purchase 5,279,420 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2007, we had cash, cash equivalents and short-term investments totaling $145.6 million. On January 31, 2008, we transferred $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; and the extent of government support or regulation for the adoption of fuel cell products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors or monetizing our interest in AFCC through the share purchase agreement with Ford. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new channels to market and relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Since 2005, we have recorded $14.3 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA and EBARA BALLARD, we expect to receive $3.7 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program. In addition, we expect to receive future license fees of $5.3 million, net of taxes, in 2008. We are committed under our agreement to make $8.4 million in equity contributions to EBARA BALLARD in 2008. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations were prepared on a quarterly basis for the year ended December 31, 2007 and 2006 as if the AFCC Transaction had occurred as of January 1, 2006. This pro forma information is not necessarily indicative of what the results of operations would have been had the AFCC Transaction occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, this information does not reflect any cost savings or other synergies that may result from the AFCC Transaction.

In addition, we have entered into a number of service agreements under which we will provide AFCC with contract manufacturing services and with testing, engineering and administrative support services on a time and materials basis, at a positive margin. Also, we will be leasing to AFCC, on a cost-recovery basis, some of our facilities. As the revenues and cost recoveries from these service agreements are not completely known, we have not made any adjustment to these pro forma financial statements to account for the expected positive impacts of these service agreements. However, the costs related to providing these services are included in the pro forma financial statements.

This pro forma information should be read in conjunction with the Notice of Special Meeting and Management Information Circular dated December 13, 2007.

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
(Unaudited)	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2007	2007	2007	2007
Product and service revenues	$10,591	$12,619	$10,464	$9,678
Engineering development revenue (Note 1)	1,114	1,576	2,011	1,698
Total revenues	$11,705	$14,195	$12,475	$11,376

Cost of product and service revenues	6,430	7,500	4,653	6,469
Research and product development (Note 1)	11,789	10,488	10,926	9,542
General and administrative	8,551	4,059	3,553	3,552
Marketing and business development	2,416	2,154	2,040	1,724
Depreciation and amortization (Note 2)	4,286	2,809	2,795	2,752
Total cost of revenues and expenses	$33,472	$27,010	$23,967	$24,039

Loss before under noted	$(21,767)	$(12,815)	$(11,492)	$(12,663)
Investment and other income	2,628	5,213	6,194	2,897
Loss on disposal and write-down of long-lived	-	(4,563)	-	(20)
assets
Equity in loss of associated companies	(1,125)	(1,322)	(2,651)	(2,335)
Income tax recovery (income taxes)	-	68	(15)	-
Loss from continuing operations	$(20,264)	$(13,419)	$(7,964)	$(12,121)

Loss per share from continuing operations	$(0.25)	$(0.17)	$(0.10)	$(0.15)

Weighted average common shares outstanding	80,481	80,332	80,330	80,109
(000’s) (Note 3)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2006	2006	2006	2006
Product and service revenues	$11,679	$7,919	$9,796	$7,141
Engineering development revenue (Note 1)	1,418	1,910	1,623	1,021
Total revenues	$13,097	$9,829	$11,419	$8,162

Cost of product and service revenues	9,056	3,616	5,711	2,823
Research and product development (Note 1)	8,147	9,014	8,788	8,369
General and administrative	3,547	2,992	3,401	3,322
Marketing and business development	1,706	1,836	2,068	1,616
Depreciation and amortization (Note 2)	2,470	3,345	3,413	3,455
Total cost of revenues and expenses	$24,926	$20,803	$23,381	$19,585

Loss before under noted	$(11,828)	$(10,974)	$(11,962)	$(11,423)
Investment and other income	964	2,727	4,259	1,982
Loss on disposal and write-down of long-lived	(79)	-	(634)	(65)
assets
Equity in loss of associated companies	(1,031)	(2,223)	(2,435)	(1,340)
Income taxes	32	251	1,268	(134)
Loss from continuing operations	$(11,942)	$(10,219)	$(9,504)	$(10,980)
Net loss per share from continuing operations	$(0.15)	$(0.13)	$(0.12)	$(0.14)

Weighted average common shares outstanding	79,951	79,027	78,926	78,599
(000’s) (Note 3)

Note 1	As a result of the AFCC Transaction, we will no longer be involved in the research and development of automotive fuel cells. Engineering development revenues of $2,220, $1,830, $3,371 and $8,360 have been adjusted for the first through fourth quarter of 2007, respectively, and $1,250, $1,064, $1,629 and $3,373 for the first through fourth quarter of 2006, respectively. Research and product development expenses of $3,688, $3,753, $4,614 and $3,678 have been adjusted for the first through fourth quarter of 2007, respectively, and $3,694, $4,260, $5,374 and $4,628 for the first through fourth quarter of 2006, respectively. As we retain the right to pursue opportunities for fuel cells in bus applications and retain all of our manufacturing facilities and capabilities, no adjustments have been made for these activities in the pro forma financial information.

Note 2	With the sale of certain property, plant and equipment and intangible assets as part of the AFCC Transaction, depreciation and amortization expense of $927, $927, $927 and $309 have been adjusted for the first through fourth quarter of 2007, respectively, and $928, $928, $928 and $928 for the first through fourth quarter of 2006, respectively.

Note 3	Pro forma loss per share is calculated based upon the weighted average number of Ballard common shares that would have been outstanding, assuming that the 34,261,298 shares returned under the AFCC Transaction were cancelled at the beginning of the year. There are no dilutive factors for any of the periods presented.

OUTLOOK

We expect 2008 revenues will see downward pressure as we will no longer have the automotive development programs and the associated engineering development revenues (which totaled $15.8 million in 2007) as a result of the AFCC Transaction, which closed on January 31, 2008. However, this is expected to be offset by growth in other areas of our business and, as a result, we expect overall revenues for 2008 to be between $65 to $75 million compared to $65.5 million in 2007. We expect to see an increase in both product and service revenues. Power Generation product revenue is expected to increase due to volume increases in our materials handling and backup power markets, partially offset by lower pricing and slightly lower sales in our residential cogeneration market. Lower residential cogeneration revenues are expected due to the transition to a new lower cost product combined with the delivery of fuel cell MEA’s instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD starting in 2008. Power Generation service revenues in 2008 are expected to be similar to 2007 representing non-recurring engineering service revenues for government contracts in the materials handling and backup power markets. In addition, we expect to see decreased engineering development revenue from our 1kW residential cogeneration fuel cell development program due to the completion of the current development program. Automotive product and service revenues are expected to increase in 2008 due to the provision of manufacturing, testing and other engineering services to AFCC and the continued manufacturing, for AFCC, of the automotive fuel cell products required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs. Material Product revenues in 2008 are expected to be similar to 2007.

Our operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2007 was $38.1 million, which was favorably impacted by net foreign exchange gains of $4.1 million (foreign exchange gain of $8.7 million less impact of higher operating expenses of $4.6 million) and included $2.0 million related to our discontinued electric drive operations, sold in February of 2007. In 2006, operating cash consumption was $51.4 million, which included $8.3 million related to our discontinued electric drive operations. For 2008, taking into account the anticipated effects of the AFCC Transaction and assuming no material fluctuations in U.S. / Canadian dollar exchange rates, we expect our operating cash consumption to be in the range of $20 million to $30 million. A primary driver for this reduction in operating cash consumption for 2008 is that we expect research and product development costs to decrease as increases in our activities in the materials handing, back-up power and residential cogeneration markets will be more than offset by lower automotive spending due to the AFCC Transaction.

As at December 31, 2007, we had cash, cash equivalents and short-term investments totaling $145.6 million. On January 31, 2008, we transferred $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction. We believe that our cash, cash equivalents and short-term investment (after reflecting the closing of the AFCC Transaction) are sufficient to meet our planned growth and development activities to the end of 2010 without considering the possible proceeds from monetizing our interest in AFCC through the share purchase agreement with Ford.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. However, as at December 31, 2007, there were no material forward exchange contracts outstanding.

We have agreed to pay total royalties up to a maximum of $49.6 million (Cdn. $49.0 million) in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. During 2007, we made royalty payments of $0.1 million (Cdn. $0.2 million), compared to $2.2 million (Cdn. $2.5 million) in 2006, for total royalty payments as of December 31, 2007 of $5.1 million (Cdn. $5.0 million) against this potential obligation. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $0.8 million (Cdn. $0.8 million) in Chrysalix, in which we have a limited partnership interest. We have also committed to make future capital contributions of $8.4 million to EBARA BALLARD in 2008 (see discussion above).

As at December 31, 2007 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Operating leases	$23,202	$1,767	$3,637	$3,804	$13,994
Purchase obligations (1)	202	202	-	-	-
Asset retirement obligations	4,242	-	-	-	4,242
Total contractual obligations	$27,646	$1,969	$3,637	$3,804	$18,236

(1)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

In addition to the contractual purchase obligations above, we have commitments to purchase $1.0 million of capital assets as at December 31, 2007. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

In addition to these purchase obligations, we have issued a letter of credit for $1.4 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include Daimler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2007	2006	2005
Revenues from products, engineering services and other	$37,435	$41,363	$32,890
Purchases	442	899	792
Contract research and development expenditures	-	-	268

(Expressed in thousands of U.S. dollars)	As at December, 31
Balances with related parties	2007	2006
Accounts receivable	$12,054	$11,452
Accounts payable and accrued liabilities	13	367

During 2007, we announced the AFCC Transaction under which we sold our automotive fuel cell research and development assets to Daimler and Ford, effective January 31, 2008.

During 2005, we sold our interest in BPSAG to Daimler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our 1kW residential cogeneration fuel cell development program.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2007	2007	2007	2007
Product and service revenue	$10,591	$12,619	$10,464	$9,678
Engineering development revenue	9,474	4,947	3,841	3,918
Total revenue	$20,065	$17,566	$14,305	$13,596

Net loss	$(15,891)	$(16,018)	$(11,140)	$(14,254)
Net loss per share	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Loss from continuing operations	$(15,891)	$(15,589)	$(10,814)	$(14,516)
Net loss per share from continuing operations	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Weighted average common shares outstanding	114,742	114,593	114,591	114,370
(000’s)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2006	2006	2006	2006
Product and service revenue	$11,679	$7,919	$9,796	$7,141
Engineering development revenue	4,791	3,539	2,687	2,271
Total revenue	$16,470	$11,458	$12,483	$9,412

Net loss	$(128,748)	$(17,857)	$(17,348)	$(17,184)
Net loss per share	$(1.13)	$(0.16)	$(0.15)	$(0.15)

Loss from continuing operations	$(14,125)	$(14,891)	$(13,627)	$(14,351)
Net loss per share from continuing operations	$(0.12)	$(0.13)	$(0.12)	$(0.13)

Weighted average common shares outstanding	114,213	113,289	113,187	112,861
(000’s)

Three Months Ended December 31, 2007 and 2006:

Our revenues for the three months ended December 31, 2007 increased 22% to $20.1 million, compared to $16.5 million for the same period in 2006. During the fourth quarter of 2007, product and service revenues declined $1.1 million, or 9%, and engineering development revenue increased $4.7 million, or 98%, compared to the same quarter last year. Product and service revenues totaled $10.6 million for the current year quarter with product revenues of $6.3 million and service revenues of $4.3 million, compared to product revenues of $8.6 million and service revenues of $3.1 million in the fourth quarter of 2006. The decrease in product revenues of $2.3 million is driven primarily by lower shipments of automotive fuel cells. The increase in service revenues of $1.2 million is due primarily to increased engineering services due to additional work performed on power generation contracts partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $4.7 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration development programs.

Our net loss for the three months ended December 31, 2007 decreased 88% to $15.9 million, or ($0.14) per share, compared with a net loss of $128.7 million, or ($1.13) per share for the corresponding period in 2006. The loss from discontinued operations in the fourth quarter of 2006 of $114.6 million reflects the loss on disposal of our electric drive operations combined with that division’s operating losses for the period.

Our loss from continuing operations for the three months ended December 31, 2007 was $15.9 million, or ($0.14) per share, compared to $14.1 million, or ($0.12) per share, for the corresponding period in 2006. For the fourth quarter of 2007 compared to the same period in 2006, increases in foreign exchange gains of $2.1 million combined with increases in engineering development revenues of $4.7 million and increases in product and service gross margins of $1.5 million were offset by increases in operating expenses of $8.4 million and an increase in depreciation and amortization expense of $1.2 million. Our product and service gross margins for the three months ended December 31, 2007 improved $1.5 million over the same period in 2006 due to positive warranty adjustments and increased margins on our power generation government service contracts partially offset by a decline in field service margins on fuel cell buses. The increase in operating expenses was primarily a result of the effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with severance and related costs of approximately $4.1 million in the fourth quarter of 2007 incurred in conjunction with the AFCC Transaction.

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of automotive fuel cell, Mark9 SSL™ fuel cell and 1kW residential cogeneration fuel cell products have offset the decline of automotive service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Variations in automotive fuel cell product revenues reflect the timing of our customer’s fuel cell vehicle deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs. Revenues from our 1kW residential cogeneration fuel cell development program commenced in the fourth quarter of 2005.

  Operating expenditures: Variations in operating expenses primarily reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses have increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents.

  Investment and other income: Investment income has declined for the four quarters of 2007 and for the fourth quarter of 2006 due to declines in our cash and short-term investment portfolios. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 for foreign exchange gains of $4.2 million, $3.3 million, and $0.7 million, respectively, due to increases in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

The development and commercialization plans for Ballard’s products presented in this Management's Discussion & Analysis are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  We may not be able to successfully execute our business plan;

  Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We are dependent upon Original Equipment Manufacturers (“OEM”) to purchase certain of our products;

  Regulatory changes could hurt the market for our products;

  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations;

  Our products use flammable fuels, which could subject our business to product liability claims;

Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a) – 15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). We have concluded that as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management or we, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, we have determined that internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2007.

Changes in internal control over financial reporting

During the year ended December 31, 2007, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our ability to fund our operations.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Operating Cash Consumption	2007	2006	2005
Cash used by operations	$(31,684)	$(42,670)	$(76,729)
Additions to property, plant and equipment	(6,379)	(8,735)	(6,613)
Operating cash consumption	$(38,063)	$(51,405)	$(83,342)